Exhibit 4. Organizational structure.
☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI.

SPGI's operations consist of four divisions, described below. In addition, in April of 2016, S&P Global entered into a definitive agreement to sell J.D. Power and Associates to XIO Group, a global alternative investments firm headquartered in London. The transaction is expected to close in the third quarter of 2016.

S&P Global Ratings

        The businesses comprising the division S&P Global Ratings are independent providers of credit ratings, research and analytics to investors, issuers and market participants. This includes the NRSRO and certain other ratings-related businesses.

S&P Global Market Intelligence

        S&P Global Market Intelligence (formerly S&P Capital IQ and SNL) is a global provider of digital and traditional financial research and analytical tools for capital market participants. It delivers to customers an integrated portfolio of cross-asset analytics, desktop services, and investment information in the financial information, data and analytics market.

S&P Dow Jones Indices

        S&P Dow Jones Indices is a global index provider that maintains a wide variety of indices to meet an array of investor needs. S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products and provide investors with tools to monitor world markets.

S&P Global Platts

        S&P Global Platts provides essential price data, analytics, and industry insight that enable commodities markets to perform with greater transparency and efficiency.

                        ****

Attached below are:
    (1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
    (2) NRSRO Organization Charts

S&P Global Inc.
SPGI List of Subsidiaries
June 23, 2016

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
716 Park Street LC	Virginia, United States	100
Asia Index Private Limited	India	36.5
Automotive Resources Asia (Hong Kong) Limited	Hong Kong	100
Bentek Energy, LLC	Colorado, United States	100
BRC Investor Services S.A.	Colombia	100
Capital IQ, Inc.	Delaware, United States	100
Capital IQ, SRL	Argentina	100
CME Group Beijing Holdings, LLC	United States	73
CME Group Index Services Germany GmbH	Germany	73
CME Information Services (Beijing) Co., Ltd.	China	73
Coalition Development Ltd.	United Kingdom	67.17
Coalition Development Systems (India) Private Limited	India	67.17
Coalition Singapore Pte. Ltd.	Singapore	67.17
Commodity Flow Ltd.	United Kingdom	100
Credit Market Analysis Limited	England and Wales	100
Credit Market Analysis USA, Inc.	Delaware, United States	100
Crisil Irevna Argentina S.A.	Argentina	67.17
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.17
CRISIL Irevna Sp s o. o.	Poland	67.17
CRISIL Irevna UK Limited (U.K.)	England and Wales	67.17
CRISIL Irevna US LLC	Delaware, United States	67.17
CRISIL Limited	India	67.17
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.17
DataWright Corporation	Texas, United States	100
DJI OpCo, LLC	Delaware, United States	73
Eclipse Energy Group AS	Norway	100
Eclipse Gas and Power Limited	England and Wales	100
Funds Research USA LLC	Delaware, United States	100
Grupo McGraw-Hill Companies Mexico S. de R.L. de C.V.	Mexico	100
Grupo Standard & Poor's S de RL de C.V	Mexico	100
International Advertising McGraw-Hill, LLC	Delaware, United States	100
Intierra RMG Pty Ltd	Western Australia, Australia	100
J.D Power Commercial Consulting (Shanghai) Co., Ltd	China	100

#88523860v1

J.D. Power and Associates	Delaware, United States	100
J.D. Power and Associates, GmbH	Germany	100
J.D. Power Asia Pacific K.K.	Japan	100
Kingsman SA	Switzerland	100
McGraw Hill Financial European Holdings (Luxembourg) S.a.r.l	Luxembourg	100
McGraw Hill Financial Global Holdings (Luxembourg) S.a.r.l	Luxembourg	100
McGraw Hill Financial Japan K.K.	Japan	100
McGraw-Hill (Germany) GmbH	Germany	100
McGraw-Hill Asian Holdings (Singapore) Pte. Ltd	Singapore	100
McGraw-Hill Financial Asia Pacific LLC	Delaware, United States	100
McGraw-Hill Financial International LLC	Delaware, United States	100
McGraw-Hill International Holdings LLC	Delaware, United States	100
McGraw-Hill Malaysia Sdn. Bhd.	Malaysia	100
McGraw-Hill New York, Inc.	New York, United States	100
McGraw-Hill Publications Overseas LLC	Delaware, United States	100
McGraw-Hill Real Estate, Inc.	New York, United States	100
McGraw-Hill Ventures, Inc.	Delaware, United States	100
Mercator Info Services India Private Limited	India	67.17
Minerals Value Service GmbH	Germany	100
Nippon Standard & Poor's K.K.	Japan	100
Ocean Intelligence Pte. Ltd	Singapore	100
Petromedia Ltd.	England and Wales	100
PetroMedia Ltd.	British Columbia, Canada	100
Petromedia Marine Intelligence Private Limited	India	100
Pipal Research Analytics & Information Services India Private Limited	India	67.17
Platts (U.K.) Limited	England and Wales	100
Platts Finance (Luxembourg) S.à r.l.	Luxembourg	100
Quant House SAS	France	100
Quant House UK Limited	United Kingdom	100
Quant House, Inc.	Delaware, United States	100
Quotevision Limited	United Kingdom	100
R2 Financial Technologies, Inc.	Ontario, Canada	100
Regulatory Research Associates, Inc	New Jersey, United States	100
SP Global Financial Iberia S.L.U.	Spain	100
S&P Argentina LLC	Delaware, United States	100
S&P Capital IQ (India) Private Limited	India	100
S&P Capital IQ LLC	Delaware, United States	100
S&P DJ Indices UK Limited	England and Wales	73
S&P Dow Jones Indices LLC	Delaware, United States	73
S&P Global Australia Pty Ltd	Victoria, Australia	100
S&P Global Belgium	Belgium	100
S&P Global Canada Corp.	Nova Scotia, Canada	100

S&P Global Commodities UK Limited	England and Wales	100
S&P Global Europe Limited	England and Wales	100
S&P Global Finance Europe Limited	England and Wales	100
S&P Global Finance Luxembourg S.à r.l.	Luxembourg	100
S&P Global France SAS	France	100
S&P Global Holdings UK Limited	England and Wales	100
S&P Global Indices UK Limited	England and Wales	73
S&P Global Informações do Brasil Ltda.	Brazil	100
S&P Global Italy S.r.l.	Italy	100
S&P Global Korea Inc.	Republic of Korea	100
S&P Global Netherlands B.V.	Netherlands	100
S&P Global Research Europe Limited	England and Wales	100
S&P Global Singapore Pte. Limited	Singapore	100
S&P Global Sweden AB	Sweden	100
S&P Global UK Limited	England and Wales	100
S&P India LLC	Delaware, United States	100
S&P OpCo, LLC	Delaware, United States	73
SBB Singapore Pte. Ltd	Singapore	100
SNL Downtown Development LC	Virginia, United States	100
SNL Financial Australia Pty. Ltd	Western Australia, Australia	100
SNL Financial Germany GmbH	Germany	100
SNL Financial India Private Ltd.	India	100
SNL Financial LC	Virginia, United States	100
SNL Financial Limited	England and Wales	100
SNL Financial Sweden AB	Sweden	100
SNL Financial ULC	Nova Scotia, Canada	100
SNL Hong Kong Limited	Hong Kong	100
SNL Information Service Pte. Ltd.	Singapore	100
SNL Information Services Philippines, Inc.	Philippines	100
SNL Pakistan (Private) Ltd.	Pakistan	100
SPDJ Singapore Pte. Ltd	Singapore	73
SPGI Market Intelligence Ireland	Ireland	100
Standard & Poor's RUS Ratings LLC	Russian Federation	100
Standard & Poor's (Australia) Pty. Ltd.	Victoria, Australia	100
Standard & Poor's (Dubai) Limited	United Arab Emirates	100
Standard & Poor's Credit Market Services Europe Limited	England and Wales	100
Standard & Poor's Credit Market Services France, SAS	France	100
Standard & Poor's Credit Market Services Italy Srl	Italy	100
Standard & Poor's Enterprises, LLC	Delaware, United States	100
Standard & Poor's Financial Services LLC	Delaware, United States	100
Standard & Poor's Hong Kong Limited	Hong Kong	100
Standard & Poor's Information Services (Australia) Pty. Ltd.	Victoria, Australia	100
Standard & Poor's Information Services (Beijing) Co., Ltd	China	100

Standard & Poor's International Enterprises, LLC	Delaware, United States	100
Standard & Poor's International Services, LLC	Delaware, United States	100
Standard & Poor's International, LLC	Delaware, United States	100
Standard & Poor's Investment Advisory Services (HK) Ltd	Hong Kong	100
Standard & Poor's Investment Advisory Services, LLC	Delaware, United States	100
Standard & Poor's Maalot Ltd.	Israel	100
Standard & Poor's Malaysia Sdn. Bhd.	Malaysia	100
Standard & Poor's Philippines Inc.	Philippines	100
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina	100
Standard & Poor's Ratings Chile Clasificadora de Riesgo Limitada	Chile	100
Standard & Poor's Ratings do Brasil Ltda	Brazil	100
Standard & Poor's Ratings Japan K.K.	Japan	100
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd	China	100
Standard & Poor's S.A. de C.V.	Mexico	100
Standard & Poor's Securities Evaluations, Inc.	New York, United States	100
Standard & Poor's Singapore Pte. Ltd.	Singapore	100
Standard & Poor's South Asia Services Private Limited	India	100
Standard & Poor's, LLC	Delaware, United States	100
Steel Business Briefing (Shanghai) Co. Ltd	China	100
Steel Business Briefing North America, Inc.	Pennsylvania, United States	100
Taiwan Ratings Corporation	Taiwan	51
The McGraw-Hill Companies, Limited	England and Wales	100
The Steel Index Limited	England and Wales	100
TRIS Rating Co. Ltd.	Thailand	49
WaterRock Insurance, LLC	Vermont, United States	100

S&P Global Ratings Managerial Structure

June 1, 2016


President
Global Head, Ratings Services
Corporate Ratings
Infrastructure Ratings
Financial Services Ratings
US Public Finance Ratings
Sovereign/ International Public Finance Ratings
Structured Finance Ratings
Global Head, Developing Markets
Developing Markets
Market & Franchise Development
Chief Commercial Officer
Developed Markets
Sales
Product Development
Chief Operating Officer
Chief Credit Officer
GCCO Compliance
DCO – Ratings / CCO – Americas
CCO – EMEA & India
CCO – APAC
Global Head Control / Surveillance
Global Head Regulatory Coordination
Global Head Exams & Testing
Chief Matrix Officer
SMD, Chief Risk Officer
MD, Criteria Advisory
MD, Model & Criteria Validation
MD, Global Risk Mgmt Ops.
DIR – Risk Analytics & Market Surveillance
MD – Internal Controls
Chief Legal Officer *
EMD, Japan Ratings
SVP, Finance *
VP, Human Resources
Chief Risk & Audit Executive, Internal Audit** Ratings Risk Review **
Communications**
EMD, Chief Global Economist **

* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global

S&P Global Ratings Business Units

June 1, 2016


S&P Global Ratings
Americas Ratings
U.S. Public Finance
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
EMEA Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
APAC Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
Developing Markets/ Market Franchise
Developing Markets
Market & Franchise Development
Global Sales / Product Development
Developed Markets
Sales
Product Development
Criteria Development & Approval / Model Implementation Center
Global Risk Management
Criteria Advisory
Global Risk Management & Ops.
Model & Criteria Validation
Risk Analytics & Market Surveillance
Internal Controls
Compliance
Legal & Regulatory Affairs *
Data, Operations, Technology
Ratings Data
Ratings Operations
Ratings IT
Operational Controls & Remediation
Way We Work
Human Resources *
Finance / Strategy *
Internal Audit ** Ratings Risk Review **
Communications **
Economics & Research **

* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global

S&P Global Ratings

S&P Global Ratings

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI.



S&P Global Inc.
S&P Global Australia Pty Ltd*
McGraw-Hill International Holdings LLC*
McGraw-Hill Financial International LLC*
Standard & Poor's Maalot Ltd.
Standard & Poor's Financial Services LLC
Standard & Poor's International, LLC*
S&P Global Korea Inc.‡
Standard & Poor's (Australia) Pty. Ltd.
McGraw Hill Financial Global Holdings (Luxembourg) S.a.r.l*
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
Standard & Poor's International Enterprises, LLC*
Dormantco Zero Four Limited
S&P Dow Jones Indices, LLC
BRC Investor Services S.A..
Standard & Poor's S.A. de C.V.
Grupo Standard & Poor's S de RL de C.V.
Standard & Poor's Information Services (Australia) Pty. Ltd.
McGraw Hill Financial European Holdings (Luxembourg) S.a.r.l*
Standard & Poor's Enterprises, LLC*
S&P OpCo, LLC
DJI OpCo, LLC
Standard & Poor's Hong Kong Limited
40%
Standard & Poor's Ratings Chile Clasificadora de Riesgo Limitada
60%
S&P Global Indices UK Limited
CME Group Index Services Germany GmbH
50.99999%
Taiwan Ratings Corporation † X
McGraw-Hill U.K. Limited (South Africa Branch)
S&P Indices UK Limited
Standard & Poor's Credit Market Services Europe Limited
Standard & Poor's Credit Market Services France, SAS
S&P Global Italy S.r.l.*
S&P Argentina LLC*
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo
McGraw-Hill Asian Holdings (Singapore) Pte. Ltd.*
S&P India LLC*
CME Group Beijing Holdings, LLC
Sweden Branch
Standard & Poor's Credit Market Services Italy S.r.l.
SPDJ Singapore Pte. Ltd.
Standard & Poor's Singapore Pte. Ltd.
South Africa Branch
CME Information Services (Beijing) Co., Ltd.
Russia Branch
CRISIL Limited §
Asia Index Private Limited
Standard & Poor's Ratings Japan K.K.
Nippon Standard & Poor's K.K.
Note: Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.17%
Spain Branch
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd ‡
Dubai Branch
TRIS Rating Co. Ltd. §
49%
Standard & Poor's South Asia Services Private Limited ‡
German Branch
Poland Branch ‡

Notations:
† A "Credit Rating Affiliate".
‡ Does not issue credit ratings.
§ Not part of the NRSRO.
* Holding company.
X Also held 0.00001% by McGraw-Hill Asian Holdings (Singapore) Pte. Ltd.

NRSRO entities are shaded in blue.
Dated as of June 23, 2016

S&P Global Ratings